                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
        PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended December 31, 1997.

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACTION OF 1934


                            Commission File Number: 0-6198

       Full Title of Plan:      FIRST AMERICAN CORPORATION
                                FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                           FIRST AMERICAN CORPORATION
                              FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37237



                              Required Information:

Items 1 - 3.  Financial Statements and Schedules

         The following documents are filed as required for this Annual Report:

         A.     Financial Statements and Schedules

                (1)  Independent Auditors' Report
                (2) Statements of Net Assets Available for Benefits with Fund Information
                (3) Statements of Changes in Net Assets Available for Benefits with Fund Information
                (4)  Notes to Financial Statements
                (5)  Item 27a - Schedule of Assets Held for Investment Purposes

         B.     Exhibits

                EXHIBIT
                NUMBER         DESCRIPTION

                (1)            Consent of KPMG Peat Marwick LLP

                           FIRST AMERICAN CORPORATION
                         FIRST INCENTIVE REWARD SAVINGS
                                   THRIFT PLAN

                       Financial Statements and Schedules

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


First American Corporation
Benefit Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits with fund information of First American Corporation First Incentive Reward Savings Thrift Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Benefit Plan Administrative Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First American Corporation First Incentive Reward Savings Thrift Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplementary information in Schedule 1 and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 29, 1998

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

      Statements of Net Assets Available for Benefits with Fund Information

                           December 31, 1997 and 1996



                                                                       AMERISTAR                                      AMERISTAR
                                                                          EB            AMERISTAR                      CAPITAL
                                                                         STABLE         LIMITED         FOUNDERS       GROWTH
                                                                          VALUE         DURATION        BALANCED      PORTFOLIO
                                                                          FUND            FUND            FUND          FUND
                                                                          1997            1997            1997          1997
                                                                          ----            ----            ----          ----
Assets:
     Investments at fair value (note 3) :
         First American Corporation stock (cost of
              $33,024,721 and $28,928,411 at
              December 31, 1997 and 1996, respectively            $         -              -               -               -
         Mutual funds (cost of $15,000,370 and $7,343,917
              at December 31, 1997 and 1996, respectively                3,972,804      2,251,989        368,834       8,871,433
         Money market fund (cost of $3,157,806)                             -              -               -               -
         Participant loans (cost of $659,810)                               -              -               -               -
                                                                         ---------      ---------        -------       ---------

              Total investments                                          3,972,804      2,251,989        368,834       8,871,433

     Receivables:
         Employer's contributions                                           -              -               -               -
         Participants                                                       -              -               -               -
         Dividends and interest                                             -                  45          -              19,815
         Due from brokers                                                   16,184          7,059          -              21,687
                                                                         ---------      ---------        -------       ---------

              Total receivables                                             16,184          7,104          -              41,502
                                                                         ---------      ---------        -------       ---------

     Cash                                                                   68,513         17,661         31,123         104,239
                                                                         ---------      ---------        -------       ---------

              Total assets                                               4,057,501      2,276,754        399,957       9,017,174

Liabilities:
     Due to brokers                                                            876            125            626             130
     Other                                                                  -              -               -               -
                                                                         ---------      ---------        -------       ---------

              Total liabilities                                                876            125            626             130
                                                                         ---------      ---------        -------       ---------

              Net assets available for benefits                   $      4,056,625      2,276,629        399,331       9,017,044
                                                                         =========      =========        =======       =========







See accompanying notes to financial statements.

                                                             VANGUARD                FIRST                               FUND A
                                                              INTER-      AIM       AMERICAN                              FIRST
                                                             NATIONAL  CONSTEL-   CORPORATION     PARTIC-               AMERICAN
                                                              STOCK     LATION       STOCK        IPANT                CORPORATION
                                                               FUND      FUND         FUND         LOANS      TOTAL       STOCK
                                                               1997      1997         1997         1997       1997         1996
                                                               ----      ----         ----         ----       ----         ----
Assets:
     Investments at fair value (note 3) :
         First American Corporation stock (cost of
              $33,024,721 and $28,928,411 at
              December 31, 1997 and 1996, respectively        -          -         107,503,290      -       107,503,290   63,655,791
         Mutual funds (cost of $15,000,370 and $7,343,917
              at December 31, 1997 and 1996, respectively   119,049    533,184         -            -        16,117,293      -
         Money market fund (cost of $3,157,806)               -          -             -            -           -             20,923
         Participant loans (cost of $659,810)                 -          -             -          659,810       659,810      -
                                                            -------    -------     -----------    -------   -----------   ----------

              Total investments                             119,049    533,184     107,503,290    659,810   124,280,393   63,676,714

     Receivables:
         Employer's contributions                             -          -           3,276,531       -        3,276,531    2,810,471
         Participants                                         -          -             111,117       -          111,117      -
         Dividends and interest                               -         30,181         -             -           50,041          628
         Due from brokers                                        14         15         213,218       -          258,117      -
                                                            -------    -------     -----------     -------  -----------   ----------

              Total receivables                                  14     30,196       3,600,866       -        3,695,886    2,811,099
                                                            -------    -------     -----------     -------  -----------   ----------

     Cash                                                    17,215     63,666          68,814       -          371,231      222,042
                                                            -------    -------     -----------     -------  -----------   ----------

              Total assets                                  136,278    627,046     111,172,970     659,810  128,347,490   66,709,855

Liabilities:
     Due to brokers                                           3,904        638         -             -            6,299      -
     Other                                                    -          -               2,147       -            2,147      -
                                                            -------    -------     -----------     -------  -----------   ----------

              Total liabilities                               3,204        638           2,147       -            8,446      -
                                                            -------    -------     -----------     -------  -----------    ---------

              Net assets available for benefits             132,374    626,408     111,170,823     659,810  128,339,044   66,709,855
                                                            =======    =======     ===========     =======  ===========   ==========





                                                               FUND B      FUND C      FUND D
                                                                BOND       EQUITY      MARKET            TOTAL
                                                                1996        1996        1996             1996
                                                                ----        ----        ----             ----
Assets:
     Investments at fair value (note 3) :
         First American Corporation stock (cost of
              $33,024,721 and $28,928,461 at
              December 31, 1997 and 1996, respectively            -           -           -            63,655,791
         Mutual funds (cost of $15,000,370 and $7,343,917
              at December 31, 1997 and 1996, respectively     2,019,660   5,987,551       -             8,007,211
         Money market fund (cost of $3,157,806)                   3,037         142   3,133,704         3,157,806
         Participant loans (cost of $659,810)                     -           -           -               -
                                                              ---------   ---------   ---------        ----------
              Total investments                               2,022,697   5,987,693   3,133,704        74,820,808

     Receivables:
         Employer's contributions                                 -           -           -             2,810,471
         Participation                                            -           -           -               -
         Dividends and interest                                  10,874          40      13,230            24,772
         Due from brokers                                         -           -           -               -
                                                              ---------   ---------   ---------        ----------
              Total receivables                                  10,874          40      13,230         2,835,243
                                                              ---------   ---------   ---------        ----------

Cash                                                             17,291      53,214      14,567           307,114
                                                              ---------   ---------   ---------        ----------
              Total assets                                    2,050,862   6,040,947   3,161,501        77,963,165

Liabilities:
     Due to brokers                                               -           -           -               -
     Other                                                        -           3,255       -                 3,255
                                                              ---------   ---------   ---------        ----------

              Total liabilities                                   -           3,255       -                 3,255
                                                              ---------   ---------   ---------        ----------
              Net assets available for benefits               2,050,862   6,037,692   3,161,501        77,959,910
                                                              =========   =========   =========        ==========

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits with Fund Information

                  Years ended December 31, 1997, 1996 and 1995

                                                   AMERISTAR                                AMERISTAR
                                                      EB          AMERISTAR                  CAPITAL       VANGUARD
                                                    STABLE         LIMITED      FOUNDERS      GROWTH     INTERNATIONAL     AIM
                                                     VALUE        DURATION      BALANCED     PORTFOLIO       STOCK     CONSTELLATION
                                                     FUND           FUND          FUND         FUND          FUND          FUND
                                                     1997           1997          1997         1997          1997          1997
                                                     ----           ----          ----         ----          ----          ----
Additions to net assets attributed to:
     Investment income:
         Net appreciation (depreciation) in
              fair value of investments (note 3) $    1,702        20,278       (17,717)     (939,116)       (3,278)     (16,167)
         Interest                                    69,652         -             -             -             -            -
         Dividends - cash                             -            13,039        18,529     1,220,313         3,278        -
                                                 ----------     ---------       -------     ---------       -------      -------

              Total investment income (loss)         71,354        33,317           812       281,197         -          (16,167)

     Contributions:
         Participants                                96,644       105,901         3,867       363,150         2,903       10,231
         Employer - cash                                 28            55         1,558         1,558           110        3,117
         Employer - stock                             -             -             -             -             -            -
                                                 ----------     ---------       -------     ---------       -------      -------

              Total contributions                    96,672       105,956         5,425       364,708         3,013       13,348
                                                 ----------     ---------       -------     ---------       -------      -------

              Total additions (deductions)          168,026       139,273         6,237       645,905         3,013       (2,819)
                                                 ----------     ---------       -------     ---------       -------      -------

Deductions from net assets attributed to:
     Benefits paid to participants                  133,150        56,585         -           251,848         -            -
     Other deductions                                 -             -             -             -             -            -
                                                 ----------     ---------       -------     ---------       -------      -------

              Total deductions                      133,150        56,585         -           251,848         -            -
                                                 ----------     ---------       -------     ---------       -------      -------

Net increase (decrease) prior to interfund
    transfers                                        34,876        82,688         6,237       394,057         3,013       (2,819)

Interfund transfers                               4,021,749     2,193,941       393,094     8,622,987       129,361      629,227
                                                 ----------     ---------       -------     ---------       -------      -------

              Net increase (decrease)             4,056,625     2,276,629       399,331     9,017,044       132,374      626,408

Net assets available for benefits:
     Beginning of year                                -             -             -             -             -            -
                                                 ----------     ---------       -------     ---------       -------      -------

     End of year                                 $4,056,625     2,276,629       399,331     9,017,044       132,374      626,408
                                                 ==========     =========       =======     =========       =======      =======

See accompanying notes to financial statements.

                                                        FIRST                                 FUND A
                                                      AMERICAN                                FIRST
                                                     CORPORATION   PARTICIPANT               AMERICAN
                                                     STOCK FUND       LOANS                CORPORATION
                                                        1997          1997          1997       1996         1995
                                                        ----          ----          ----       ----         ----
Additions to net assets attributed to:
     Investment income:
         Net appreciation (depreciation) in
              fair value of investments (note 3)     1,845,137        -          44,565,532  11,346,559   22,271,954
         Interest                                        -            -              10,291      10,090       21,112
         Dividends - cash                              445,983        -           1,258,528   1,333,929    1,157,966
                                                   -----------      -------     -----------  ----------   ----------

              Total investment income (loss)         2,291,120        -          45,834,351  12,690,578   23,451,032

     Contributions:
         Participants                                  976,666        -           2,907,082   3,332,347    2,736,730
         Employer - cash                             3,596,185        -             978,234   3,904,696    2,425,758
         Employer - stock                                -            -             -             -        1,099,975
                                                   -----------      -------     -----------  ----------   ----------

              Total contributions                    4,572,851        -           3,885,316   7,237,043    6,262,463
                                                   -----------      -------     -----------  ----------   ----------

              Total additions (deductions)           6,863,971        -          49,719,667  19,927,621   29,713,495
                                                   -----------      -------     -----------  ----------   ----------

Deductions from net assets attributed to:
     Benefits paid to participants                   2,643,122        -           7,002,892   6,935,764    5,067,459
     Other deductions                                    -            -             -             8,581        -
                                                   -----------      -------     -----------  ----------   ----------

              Total deductions                       2,643,122        -           7,002,892   6,944,345    5,067,459
                                                   -----------      -------     -----------  ----------   ----------

Net increase (decrease) prior to interfund
    transfers                                        4,220,849        -          42,716,775  12,983,276   24,646,036

Interfund transfers                                106,949,974      659,810    (109,426,630)   (207,026)    (537,465)
                                                  ------------      -------     -----------  ----------   ----------

              Net increase (decrease)              111,170,823      659,810     (66,709,855) 12,776,250   24,108,571

Net assets available for benefits:
     Beginning of year                                   -            -          66,709,855  53,933,605   29,825,034
                                                  ------------      -------     -----------  ----------   ----------

     End of year                                   111,170,823      659,810         -        66,709,855   53,933,605
                                                  ============      =======     ===========  ==========   ==========


See accompanying notes to financial statements.


                                                              FUND B                               FUND C
                                                               BOND                                EQUITY
                                                   -------------------------------      -------------------------------
                                                   1997        1996         1995        1997         1996          1995
                                                   ----        ----         ----        ----         ----          ----
Additions to net assets attributed to:
     Investment income:
         Net appreciation (depreciation) in
              fair value of investments (note 3)     9,349    (28,425)     96,637      1,886,579   1,023,274      884,724
         Interest                                  117,449    117,573      76,823         67,657      23,313        1,634
         Dividends - cash                            -          -           -              -           -            -
                                                 ---------  ---------   ---------      ---------   ---------    ---------

              Total investment income (loss)       126,798     89,148     173,460      1,954,236   1,046,587      886,358

     Contributions:
         Participants                              397,871    597,024     379,727      1,167,187   1,260,210      930,775
         Employer - cash                             -          -           -              -           -            -
         Employer - stock                            -          -           -              -           -            -
                                                 ---------  ---------   ---------      ---------   ---------    ---------

              Total contributions                  397,871    597,024     379,727      1,167,187   1,280,210      930,775
                                                 ---------  ---------   ---------      ---------   ---------    ---------

              Total additions (deductions)         524,669    686,172     553,187      3,121,423   2,326,797    1,817,133
                                                 ---------  ---------   ---------      ---------   ---------    ---------

Deductions from net assets attributed to:
     Benefits paid to participants                 301,237    351,595     232,327        628,784     700,772      460,680
     Other deductions                                -            411       -              -           5,934        -
                                                 ---------  ---------   ---------      ---------   ---------    ---------

              Total deductions                     301,237    352,006     232,327        628,784     706,706      460,680
                                                 ---------  ---------   ---------      ---------   ---------    ---------

Net increase (decrease) prior to interfund
    transfers                                      223,432    334,166     320,860      2,492,639   1,620,091    1,356,453

Interfund transfers                             (2,274,294)   (12,183)    (14,226)    (8,530,331)    388,259       63,335
                                                 ---------  ---------   ---------      ---------   ---------    ---------

     Net increase (decrease)                    (2,050,862)   321,983     306,634     (6,037,692)  2,008,350    1,419,788


Net assets available for benefits:
     Beginning of year                           2,050,862  1,728,879   1,422,245      6,037,692   4,029,342    2,609,554
                                                 ---------  ---------   ---------      ---------   ---------    ---------

     End of year                                       -    2,050,862   1,728,879          -       6,037,692    4,029,342
                                                 =========  =========   =========      =========   =========    =========


See accompanying notes to financial statements.

                                                                   FUND D
                                                                   MONEY
                                                                   MARKET                                 TOTAL
                                                       ---------------------------           -----------------------------
                                                       1997        1996       1995           1997         1996        1995
                                                       ----        ----       ----           ----         ----        ----
Additions to net assets attributed to:
     Investment income:
         Net appreciation (depreciation) in
              fair value of investments (note 3)        -          -           -           47,352,299  12,341,408  23,253,315
         Interest                                     158,513    160,645     152,450          423,562     311,621     252,019
         Dividends - cash                               -          -           -            2,959,670   1,333,929   1,157,966
                                                    ---------  ---------   ---------      -----------  ----------  ----------

              Total investment income (loss)          158,513    160,645     152,450       50,735,531  13,986,958  24,663,300

     Contributions:
         Participants                                 297,103    863,952     387,702        6,328,605   6,073,533   4,434,934
         Employer - cash                                -          -           -            4,580,845   3,904,696   2,425,758
         Employer - stock                               -          -           -              -           -         1,099,975
                                                    ---------  ---------   ---------      -----------  ----------  ----------

              Total contributions                     297,103    863,952     387,702       10,909,450   9,978,229   7,960,667
                                                    ---------  ---------   ---------      -----------  ----------  ----------

              Total additions (deductions)            455,616  1,024,597     540,152       61,644,981  23,965,187  32,623,967
                                                    ---------  ---------   ---------      -----------  ----------  ----------

Deductions from net assets attributed to:
     Benefits paid to participants                    248,229    778,800     451,434       11,265,847   8,766,931   6,211,900
     Other deductions                                   -            156       -                -          15,082       -
                                                    ---------  ---------   ---------      -----------  ----------  ----------

              Total deductions                        248,229    778,956     451,434       11,265,847   8,782,013   6,211,900
                                                    ---------  ---------   ---------      -----------  ----------  ----------

Net increase (decrease) prior to interfund
    transfers                                         207,387    245,641      88,718       50,379,134  15,183,174  26,412,067

Interfund transfers                                (3,268,888)  (169,050)    488,356            -           -           -
                                                    ---------  ---------   ---------      -----------  ----------  ----------

     Net increase (decrease)                       (3,161,501)    76,591     577,074       50,379,134  15,183,174  26,412,067


Net assets available for benefits:
     Beginning of year                              3,161,501  3,084,910   2,507,836       77,959,910  62,776,736  36,364,669
                                                    ---------  ---------   ---------      -----------  ----------  ----------

     End of year                                         -     3,161,501   3,084,910      128,339,044  77,959,910  62,776,736
                                                    =========  =========   =========      ===========  ==========  ==========


See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996


(1)    DESCRIPTION OF PLAN
       -------------------

       The following description of the First American Corporation First Incentive Reward Savings Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan and the summary plan description for a more complete description of the Plan's provisions.

       (A)    GENERAL
              -------

              The Plan is a defined contribution plan sponsored by First American Corporation and is also adopted by certain subsidiaries (collectively, the Corporation) and administered by the Corporation's Benefit Plan Administrative Committee (the Committee). Each participant has an account with dollars invested and stock shares credited. These amounts represent the current value of the Plan's net assets including reinvested dividends and interest. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is exempt from the minimum funding rules of ERISA.

              Effective December 1, 1997, Committee outsourced the administrative and record-keeping functions of the Plan to Mid Atlantic Pension Group (MAPG).

       (B)    CONTRIBUTIONS
              -------------

              All employees (excluding hourly paid or special exempt salaried employees who are regularly scheduled to work less than 20 hours per week) of First American Corporation or any of its participating subsidiaries are eligible to participate in the Plan. Participants may contribute between 1% and 10% of their compensation up to $150,000 (indexed for inflation) on a matched pre-tax or matched after-tax basis, at their election. Pre-tax contributions are made by the employer pursuant to a salary reduction agreement with the participant.

              The Corporation may make two other types of contributions to the Plan, employer matching contributions and employer profit contributions, subject to certain limits set by law. Employer match contributions match participant contributions and salary reduction contributions in amounts ranging from 25% to 100% and are based upon the Corporation's performance, which is currently measured by its productivity ratio for each year. The Corporation must match participant contributions and salary reduction contributions at 25%, subject to sufficient net profits, and the basis for any additional matching, at the Corporation's discretion, is determined each year. The Corporation's matching contribution in excess of 25% is contingent on being a participant on December 31 of that year, except employees terminated for death, disability, retirement and certain reductions in work force. Employer profit contributions range from 0% to 2% of a participant's compensation up to $150,000 (indexed for inflation) each year and are determined solely at the Corporation's discretion based on the performance of the Corporation during the year. The Corporation's contributions to the Plan are invested in its common stock on behalf of the Plan and are subject to certain nondiscrimination rules.

                                                                    (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements


              Employees may contribute a maximum of an additional 6% of their base pay in unmatched after-tax deposits each plan year. All employee contributions are subject to certain nondiscrimination rules and maximum contribution limits.

       (C)    PARTICIPANT ACCOUNTS
              --------------------

              Each participant's account is credited with the (a) participant's contributions and the Corporation's contributions on his or her behalf, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts which are used to reduce the Corporation's contributions. Plan earnings are allocated based upon individual account balances, and forfeitures are allocated on the basis of the contributions they reduce.

       (D)    BENEFITS
              --------

              Under the terms of the Plan, participants are eligible for distributions upon retirement, disability, termination of service, or death. The Plan provides various options to certain participants or their beneficiaries as to the manner of distribution. Special provisions allow for earlier distributions of certain participants' deposits and Corporation vested benefits. Employees are immediately 100% vested in their contributions and salary reduction contributions and the Corporation's employer profit contributions plus earnings thereon. The Corporation's employer match contributions become vested at a rate of 25% per year of Plan participation.

       (E)    TRUST FUNDS MANAGED BY FIRST AMERICAN NATIONAL BANK
              ---------------------------------------------------

              Under terms of an agreement between First American National Bank, the Trustee and a subsidiary of the Corporation, and the Plan, the Trustee managed four trust funds on behalf of the Plan during 1995, 1996 and through September 30, 1997. These funds included:
              Fund A - First American Corporation Common Stock, Fund B - Bond, Fund C - Equity, and Fund D - Money Market securities.
              A participant elected to have the portions of his or her account that are attributable to participant contributions and salary reduction contributions made on his or her behalf invested in one or more of the funds. The following is a description of those funds.

                 Fund A - This fund was fully invested, to the extent practicable, in shares of common stock of the Corporation.

                 Fund B - This fund was invested by the trustee only in fixed-income securities, including units of participation in any fixed-income fund maintained by the Trustee for tax-qualified plans, commercial bank savings accounts or certificates of deposit bearing a reasonable rate of interest, short-term money market instruments and U.S. Treasury obligations, and including, as may be directed from time to time by the Trustee, insurance company contracts that provide a guaranteed rate of return, in which case the Trustee is expressly authorized to the extent allowed by law to invest in a single class of assets without any requirement to diversify the class of assets held in Fund B.

                                                                    (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements


                 Fund C - This fund was invested in a diversified portfolio of corporate common stocks, including units of participation in any equity-type fund maintained by the Trustee for tax-qualified plans, whether or not the same is authorized by law for the investment of trust funds.

                 Fund D - This fund was invested only in short-term money market securities, including units of participation in any short-term fund maintained by the Trustee for tax-qualified plans, commercial bank savings accounts, or certificates of deposit bearing a reasonable rate of interest, short-term money market instruments, and U.S. Treasury obligations.

              Effective October 1, 1998, the Plan began providing the following seven investment options:

                 First American Corporation Stock Fund - Contributions are invested in shares of First American common stock.

                 AmeriStar EB Stable Value Fund - The AmeriStar EB Stable Value Fund is a collective investment fund offering investors current income and stability of principal. It primarily invests in insurance contracts with large, high quality, well-known life insurance companies.

                 AmeriStar Limited Duration Fund - The AmeriStar Limited Duration Fund is a mutual fund that seeks to provide investors with high current income without assuming undue risk. It primarily invests in obligations of high quality domestic corporations, as well as U.S. Government securities. In normal conditions, the average life of the bonds in the portfolio will be under four years.

                 Founders Balanced Fund - The Founders Balanced Fund is for investors seeking current income and capital appreciation. It primarily invests in a portfolio that, under normal conditions, is comprised of 65 percent equities and 35 percent bonds. The equities are generally stocks of large, well-known corporations that have a long record of earnings and dividend growth.

                 AmeriStar Capital Growth Portfolio Fund - The AmeriStar Capital Growth Portfolio Fund is a mutual fund that seeks to provide investors with growth of capital. It invests primarily in stocks of large, well-known domestic corporations that have a record of above-average growth in earnings.

                 Vanguard International Stock Fund - The Vanguard International Fund is a mutual fund that invests in stocks of companies located outside the United States and with an emphasis on those with above-average growth potential. It invests in up to thirty
                 (30) foreign stock markets.

                 AIM Constellation Fund - The AIM Constellation Fund is a mutual fund that seeks to provide capital appreciation through investments in common stocks with emphasis on medium and smaller emerging growth companies. It invests primarily in the stock of companies with strong growth and earnings momentum with market capitalization of less than $5 billion.

 (F)          DISTRIBUTIONS
              -------------

              Upon termination, retirement, disability, or death, distributions from the First American Corporation Stock Fund are made in cash or common stock of the Corporation, at the discretion of the participant. Distributions from other funds are made in cash. Distributions from the Plan of common stock of the Corporation are made in full shares to the extent possible, and are reflected in the accompanying statements of changes in net assets available for benefits with fund information at the fair value of such shares at the distribution date. The value of any fractional shares are paid in cash at the fair value of such stock on the first day of the month next preceding the date of such distribution.


                                                                    (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements



       (G)    PARTICIPANT LOANS
              -----------------

              During 1997, the Plan was amended to allow participant loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 6 months to 4 1/2 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the First American National Bank's prime rate plus one percent. Principal and interest is paid ratably through monthly payroll deductions.

       (H)    ADMINISTRATIVE EXPENSES
              --------------------

              The trust agreement provides that all necessary expenses of the Plan can be paid by the Corporation, or out of the assets of the trust. The Corporation presently pays all expenses of the Plan, and while it is not legally obligated to do so, it is the intention of the Corporation to continue this practice.

       (I)    FEDERAL INCOME TAXES
              --------------------

              The Internal Revenue Service issued its latest determination letter on May 3, 1995 which stated that the plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       -----------------------------------------

       (A)    BASIS OF PRESENTATION
              ---------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting and present the Plan's net assets available for benefits and changes in net assets available for benefits.

       (B)    BASIS OF FAIR VALUE AND RECORDING OF INVESTMENT TRANSACTIONS
              ------------------------------------------------------------

              The fair value of common stock investments is based upon quotations obtained from national securities exchanges; where investments are not listed on an exchange, quotations are obtained from brokerage firms. Mutual funds are valued at the unit value of the fund at the valuation date which is based on the quoted fair values of the underlying investments within the funds. Purchase and sales of investment securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.


                                                                    (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements


       (C)    USE OF ESTIMATES
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of related changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)    INVESTMENTS
       -----------

       Investments in each of the funds at December 31, 1997 and 1996, were as follows:



                                                                                     1997
                                                                ------------------------------------------------
                                                                                                     UNREALIZED
                                                                FAIR VALUE           COST           APPRECIATION
                                                                ----------           ----           ------------

    INVESTMENTS IN SECURITIES OF PARTICIPATING EMPLOYER
    ---------------------------------------------------

    First American Corporation Stock Fund
       (2,160,870 shares)                                      $107,503,290        33,024,721        74,478,569
                                                               ------------        ----------        ----------

    INVESTMENTS IN COMMON TRUST FUNDS AND MUTUAL
    FUNDS ADMINISTERED BY PARTICIPATING EMPLOYER
    --------------------------------------------

    Ameristar Limited Duration Fund (225,650 units)               2,251,989         2,238,583            13,406
    Ameristar Capital Growth Portfolio Fund (699,089 units)       8,871,433         7,720,202         1,151,231
    Ameristar EB Stable Value Fund (157,988 units)                3,972,804         3,947,933            24,871
                                                               ------------        ----------        ----------

           Total investments in mutual funds administered
              by participating employer                          15,096,226        13,906,718         1,189,508
                                                               ------------        ----------        ----------

    INVESTMENTS IN MUTUAL FUNDS ADMINISTERED BY OTHERS
    --------------------------------------------------

    Founders Balance Fund (32,496 units)                            368,834           387,609           (18,775)
    Vanguard International Stock Fund (7,264 units)                 119,049           122,285            (3,236)
    AIM Constellation Fund (20,212 units)                           533,184           583,758           (50,574)
                                                               ------------        ----------        ----------

           Total investments in mutual funds
              administered by others                              1,021,067         1,093,652           (72,585)
                                                               ------------        ----------        ----------

           Total investments in mutual funds                     16,117,293        15,000,370         1,116,923
                                                               ------------        ----------        ----------

    Participant loans                                               659,810           659,810             -
                                                               ------------        ----------        ----------

           Total all investments                               $124,280,393        48,684,901        75,595,492
                                                               ============        ==========        ==========

                                                                    (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements


                                                                                     1996
                                                                --------------------------------------------
                                                                                                 UNREALIZED
                                                                FAIR VALUE           COST       APPRECIATION
                                                                ----------           ----       ------------
   INVESTMENTS IN SECURITIES OF PARTICIPATING EMPLOYER
   ----------------------------------------

   Fund A:
      First American Corporation common stock
          (1,104,656 shares)                                     $63,655,791        28,928,411     34,727,380
                                                                 -----------        ----------     ----------
   INVESTMENTS IN MUTUAL FUNDS
   ADMINISTERED BY PARTICIPATING EMPLOYER
   --------------------------------------

   Fund B:
      Valuestar Short-Int Duration Bond (202,777 units)            2,019,660         2,009,175         10,485
   Fund C:
      Valuestar Capital Growth Portfolio Fund
          (528,680 units)                                          5,987,551         5,334,742        652,809
                                                                 -----------        ----------     ----------
          Total investments in mutual funds
             administered by participating employer                8,007,211         7,343,917        663,294
                                                                 -----------        ----------     ----------

   INVESTMENTS IN MONEY MARKET FUNDS
   ADMINISTERED BY PARTICIPATING EMPLOYER
   --------------------------------------

   Fund A:
      Valuestar Prime Money Market Fund                               20,923            20,923           -
   Fund B:
      Valuestar Prime Money Market Fund                                3,037             3,037           -
   Fund C:
      Valuestar Prime Money Market Fund                                  142               142           -
   Fund D:
      Valuestar Prime Money Market Fund                            3,133,704         3,133,704           -
                                                                 -----------        ----------     ----------
          Total investments in money market funds                  3,157,806         3,157,806           -
                                                                 -----------        ----------     ----------
          Total all investments                                  $74,820,808        39,430,134     35,390,674
                                                                 ===========        ==========     ==========




                                                                    (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements



     The net realized gains on investments for the years ended December 31 were as follows:

                                                                           1997          1996            1995
                                                                           ----         ----            ----

          INVESTMENTS IN SECURITIES OF PARTICIPATING EMPLOYER
          --------------------------------------------------

             Aggregate proceeds from stock sold and
                market value of stock distributed                       $11,153,508     6,262,436       4,221,065
             Aggregate cost                                               5,408,436     3,387,181       2,469,112
                                                                        -----------     ---------      ----------
                  Net realized gain on investments
                     in securities of participating employer            $ 5,755,072     2,875,255       1,751,953
                                                                        -----------     ---------      ----------
          INVESTMENTS IN COMMON TRUST FUNDS AND MUTUAL
          FUNDS ADMINISTERED BY PARTICIPATING EMPLOYER
          --------------------------------------------

             Aggregate proceeds                                         $ 7,453,405     5,579,155       2,109,505
             Aggregate cost                                               6,060,996     3,850,271       1,643,877
                                                                        -----------     ---------      ----------
                  Net realized gain on investments in
                       common trust funds and mutual funds
                       administered by participating employer             1,392,409     1,728,884         465,628
                                                                        -----------     ---------      ----------
                  Total realized gain on investments                    $ 7,147,481     4,604,139       2,217,581
                                                                        ===========     =========      ==========

     The change in unrealized appreciation (depreciation) on investments for the years ended December 31 were as follows:

                                                                            1997          1996            1995
                                                                            ----          ----            ----

              Investments in securities of participating employer       $39,751,189     8,471,304      20,520,001

              Investment in common trust funds and mutual funds             453,629      (734,035)        515,733
                                                                        -----------     ---------      ----------
              Total unrealized gain on investments                      $40,204,818     7,737,269      21,035,734
                                                                        ===========     =========      ==========

       The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 1997:


              First American Corporation Stock Fund                              $107,503,290
              Ameristar Capital Growth Portfolio Fund                               8,871,433
                                                                                 ------------


                                                                    (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements


(4)    CONTRIBUTIONS
       -------------

       The Corporation matched qualifying participant contributions and salary reduction contributions at 100% for the years ended December 31, 1997, 1996 and 1995 based on the Corporation's performance and achieved productivity ratio in 1997 and 1996 and return on average assets in 1995. During 1995, the Corporation's contributions included 25,035 shares of First American Corporation common stock recorded at $1,099,975, the fair value at the contribution date. All contributions in 1997 and 1996 were cash.

(5)    PARTICIPATION IN THE PLAN
       -------------------------

       At December 31, 1997, there were 2,873 active and 1,904 inactive participants in the Plan for a total of 4,777 participants. At December 31, 1996, there were 2,658 active and 1,425 inactive participants in the Plan for a total of 4,083 participants. At December 31, 1995, there were 2,623 active and 1,135 inactive participants in the Plan for a total of 3,758 participants.

       Participants may elect to have the portions of their account balances that are attributable to their contributions and salary reduction contributions made on their behalf invested in more than one fund type and may, at specified times, transfer amounts between funds. At December 31, the number of participants in each of the funds was as follows:



                                                       1997       1996       1995
                                                       ----       ----       ----
          Fund A                                         -        2,317     2,717
          Fund B                                         -          659       627
          Fund C                                         -        1,177       920
          Fund D                                         -          617       632
          Ameristar EB Stable Value Fund                 577        -         -
          Ameristar Limited Duration Fund                618        -         -
          Founders Balanced Fund                          57        -         -
          Ameristar Capital Growth Portfolio Fund      1,358        -         -
          Vanguard International Stock Fund               86        -         -
          AIM Constellation Fund                         127        -         -
          First American Corporation Stock Fund        3,080        -         -
                                                      ======      =====     =====


(6)    NONVESTED BENEFITS
       ------------------

       Included in net assets available for benefits at December 31, 1997 and 1996, are nonvested employer contributions of $1,556,129 and $1,623,176, respectively. Forfeitures of nonvested benefits are used to offset future employer contributions to the Plan. Such forfeitures amounted to $255,457, $185,106, and $147,697, in 1997, 1996 and 1995, respectively.


                                                                    (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements




(7)    RELATED PARTY TRANSACTIONS
       --------------------------

       Due to the nature of the organization and funding of the Plan, all investment transactions, except the Founders Balance Fund, Vanguard International Stock Fund, and the AIM Constellation Fund, are considered related party transactions with the Corporation.

(8)    PLAN TERMINATION
       ----------------

       The Corporation has voluntarily agreed to make contributions to the Plan. Although the Corporation has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan at any time.

       Upon termination, partial termination of the Plan, or the complete discontinuance of the Corporation's contributions to the Plan, each affected participant's account (after payment of all expenses and proportional adjustment of participants' accounts to reflect expenses and investment gains or losses) becomes nonforfeitable and each participant or beneficiary would be entitled to receive any amounts then credited to his/her account in the trust fund, provided that the Corporation may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

                                                                    SCHEDULE 1

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                       (C)
                                                  DESCRIPTION OF
                                                INVESTMENT INCLUDING
     (A)                  (B)                     MATURITY DATE,
  PARTY-IN-         IDENTITY OF ISSUE,            RATE OF INTEREST,                                      (E)
  INTEREST          BORROWER, LESSOR            COLLATERAL, PAR OR                    (D)               CURRENT
IDENTIFICATION      OR SIMILAR PARTY              MATURITY VALUE                      COST               VALUE
--------------      -----------------           -------------------                   -----              -----
     *          First American Corporation       Common stock                       $33,024,721      107,503,290

     *          Ameristar Limited Duration       Mutual fund
                   Fund                          administered by Ameristar            2,238,583        2,251,989


     *          Ameristar Capital Growth         Mutual Fund
                   Fund                          administered by Ameristar            7,720,202        8,871,433

     *          Ameristar EB Stable Value        Mutual Fund
                   Fund                          administered by Ameristar            3,947,933        3,972,804

                Founders Balance Fund            Mutual Fund                            387,609          368,834

                Vanguard International Stock     Mutual Fund
                   Fund                                                                 122,285          119,049

                AIM Constellation Fund           Mutual Fund                            583,758          533,184

     *          Participant Loans                Rates at First American National
                                                 Bank prime rate plus 1% and
                                                 terms of 6 months to 4 1/2 years       659,810          659,810
                                                                                    -----------      -----------
                   Total investments                                                $48,684,901      124,280,393
                                                                                    ===========      ===========

*Indicates a party-in-interest to the Plan.


See accompanying independent auditors' report.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      FIRST AMERICAN CORPORATION
                                      FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN



Date: June 29, 1998              By:
                                      /S/
                                      ------------------------------------------
                                       MELISSA J.  BUFFINGTON
                                       Chairman, Benefit Plan
                                       Administrative Committee

                                      INDEX


Financial Statements and Exhibits

FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditors' Report....................................................1
Statements of Net Assets Available for Benefits with Fund Information...........2
Statements of Changes in Net Assets Available for Benefits with
  Fund Information..............................................................3
Notes to Financial Statements...................................................4
Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes.........12


EXHIBIT

       1 - Consent of KPMG Peat Marwick LLP